Tiptree Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

January 16, 2019

Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tiptree Inc. Request to Withdraw Registration Statement on Form S-3 File No. 333-206454

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tiptree Inc. (f/k/a Tiptree Financial Inc.), a Maryland corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 18, 2015 and the Registrant filed Amendment No. 1 to the Registration Statement on September 17, 2015. The Registration Statement was declared effective on October 7, 2015.

The Registrant is seeking withdrawal of the Registration Statement because the selling stockholders who held all shares registered by the Registration Statement are eligible to sell those shares under Rule 144 promulgated under the Securities Act. The Registrant confirms that no securities were sold pursuant to the Registration Statement or the prospectus contained therein.

The Registrant also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Registrant’s account.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.

Very truly yours,

/s/ Neil C. Rifkind
Neil C. Rifkind
Vice President, General Counsel and Secretary